Exhibit 99.2

FINANCIAL STATEMENTS FOR

1559985 B.C. LTD.

As at and for the period from incorporation on October 10, 2025 to December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of 1559985 B.C. Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of 1559985 B.C. Ltd. (the “Corporation”) as of December 31, 2025, the related statements of operating results, changes in equity and cash flow for the period from October 10, 2025 to December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2025 and its financial performance and its cash flows from October 10, 2025 to December 31, 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 30, 2026

We have served as the Corporation's auditor since 2025.

FINANCIAL STATEMENTS FOR

1559985 B.C. LTD.

STATEMENT OF FINANCIAL POSITION

(US$)	As at December 31, 2025
Assets
Cash	$1,003
$1,003
Equity
Share capital and retained earnings	$1,003
$1,003

The accompanying notes are an integral part of the financial statements.

FINANCIAL STATEMENTS FOR

1559985 B.C. LTD.

STATEMENT OF OPERATING RESULTS

(US$)	For the period October 10, 2025 to December 31, 2025
Interest income	$3
Net income (loss)	$3

The accompanying notes are an integral part of the financial statements.

FINANCIAL STATEMENTS FOR

1559985 B.C. LTD.

STATEMENT OF CHANGES IN EQUITY

	Corporation Class B Share
(US$)	Capital	Retained earnings (deficit)	Total equity
Balance as at October 10, 2025	$1,000	$—	$1,000
Net income (loss)	—	3	3
Total comprehensive income (loss)	—	3	3
Balance as at December 31, 2025	$1,000	$3	$1,003

The accompanying notes are an integral part of the financial statements.

FINANCIAL STATEMENTS FOR

1559985 B.C. LTD.

STATEMENT OF CASH FLOW

(US$)	For the period October 10, 2025 to December 31, 2025
Operating Activities
Net income	$3
Cash from operating activities	3
Cash and cash equivalents
Change during the period	3
Balance, beginning of period	1,000
Balance, end of period	$1,003

The accompanying notes are an integral part of the financial statements.

1559985 B.C. LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at and for the period from incorporation on October 10, 2025 to December 31, 2025

NOTE 1. NATURE AND DESCRIPTION OF THE CORPORATION

1559985 B.C. Ltd. (“the Corporation”) was formed under the Business Corporations Act (British Columbia) on October 10, 2025. The Corporation is a subsidiary of Brookfield Corporation (“Brookfield”), which we also refer to as the parent company. The Corporation was established to effect an arrangement agreement (the “Arrangement”) with Brookfield Business Partners L.P. (“BBU”) and Brookfield Business Corporation (“BBUC”), both entities under common control of the parent company. The Arrangement was designed to simplify the corporate structure of BBU and BBUC, resulting in securityholders owning shares in a single corporate entity which is expected to drive long-term value and benefits for all shareholders. The Arrangement was completed on March 27, 2026. Refer to Note 4 for further details.

The Corporation’s head office is located at 225 Liberty Street, 8th Floor, New York, NY 10281-1048 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

The financial statements were approved by the board of directors of the Corporation and authorized for issue on March 30, 2026.

NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of Compliance

The Statement of Financial Position, Statement of Operating Results, Statement of Changes in Equity and Statement of Cash Flow and notes thereto have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

(b)	Cash

Cash includes cash on hand.

(c)	Interest income

Interest income includes bank interest income earned on cash on hand.

(d)	Foreign Currency Translation

The United States dollar is the functional and presentation currency of the Corporation.

(e)	Critical Accounting Judgments and Key Sources of Estimation Uncertainty

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments and estimates made by management and utilized in the normal course of preparing the Corporation’s financial statements are outlined below.

(i)	Common control transactions

IFRS 3, Business Combinations does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the Corporation has developed a policy to account for such transactions taking into consideration other guidance in the IFRS Accounting Standards and pronouncements of other standard-setting bodies. The Corporation’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying value on the transferor’s financial statements.

NOTE 3. CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Class A Subordinate Voting Shares (“Corporation Class A Shares”), an unlimited number of Class B Multiple Voting Shares (“Corporation Class B Shares”), an unlimited number of Special Non-Voting Incentive Shares (“Corporation Special Shares”), and an unlimited number of Class A Preferred Shares (“Corporation Class A Preferred Shares”) issuable in series. On October 10, 2025, the Corporation issued 1 Corporation Class B Share to BPEG BN Holdings LP, a subsidiary of Brookfield, for $1,000.

The Corporation Class A Shares and Corporation Class B Shares will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Except as otherwise expressly provided in the articles or as required by law, the holders of Corporation Class A Shares and Corporation Class B Shares will vote together and not as separate classes. Each holder of Corporation Class A Shares will be entitled to cast one vote for each Corporation Class A Share held at the record date for determination of shareholders entitled to vote on any matter. The holders of the Corporation Class B Shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the Corporation Class A Shares. Except as required by law, the holders of Corporation Special Shares will be entitled to receive notice of and to attend but will not be entitled to vote at any meeting of the shareholders of the Corporation. Except as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Corporation Class A Preferred Shares, the holders of such Corporation Class A Preferred Shares will not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

The holders of Corporation Class A Shares and Corporation Class B Shares will be entitled to receive dividends as and when declared by the Corporation’s board of directors subject to the special rights of the Corporation Special Shares, the Corporation Class A Preferred Shares and any other shares ranking senior to the Corporation Class A Shares and Corporation Class B Shares with respect to priority in payment of dividends. Subject to applicable law, each Corporation Class A Share will receive dividends of the same type and in an amount equal to any dividend declared and paid on each Corporation Class B Share. The holders of Corporation Special Shares will be entitled to receive the following dividends as and when declared by the Corporation’s board of directors subject to the prior rights of the holders of the Corporation Class A Preferred Shares and any other shares ranking senior to the Corporation Special Shares with respect to priority in payment of dividends: (i) a dividend on each Corporation Special Share of the same type and in an amount equal to any dividend declared and paid on each Corporation Class A Share, payable on the same date; and (ii) quarterly cumulative dividends (“Incentive Dividends”) based on the trading price of the Corporation Class A Shares.

The holders of Corporation Class A Shares will rank on parity with the holders of Corporation Class B Shares and, subject to the Corporation Special Share liquidation rights described below, the holders of Corporation Special Shares and after the holders of the Corporation Class A Preferred Shares on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for purposes of winding up its affairs. Except as required by law, on the liquidation, dissolution or winding up of the Corporation, the holders of the Corporation Special Shares will be entitled to receive, subject to the rights of the holders of Corporation Class A Preferred Shares and any other class of shares ranking in priority to the Corporation Special Shares: (i) first, to the extent Incentive Dividends have been deferred in previous quarters, all accrued and unpaid Incentive Dividends, before any amounts or assets of the Corporation are distributed to the holders of Corporation Class A Shares or Corporation Class B Shares, (ii) second, pari passu with the holders of the Corporation Class A Shares and Corporation Class B Shares, distributions of the property and assets of the Corporation up to the amount per share of the then regular quarterly dividend (initially $0.0625 per share), (iii) third, before any further amounts or assets of the Corporation are distributed to the holders of Corporation Class A Shares or Corporation Class B Shares, an amount equal to the Incentive Dividend for the preceding quarter; and (iv) thereafter, the holders of the Corporation Special Shares will be entitled to share ratably with the holders of the Corporation Class A Shares and Corporation Class B Shares and any other class of shares ranking on a parity with the Corporation Class A Shares and Corporation Class B Shares in the remaining property and assets of the Corporation.

NOTE 4. SUBSEQUENT EVENTS

(a)	Corporate reorganization

On March 27, 2026, BBU and BBUC completed the Arrangement and became subsidiaries of the Corporation. Pursuant to the Arrangement, (i) limited partnership units (“BBU units”), class A exchangeable subordinate voting shares (“BBUC exchangeable shares”), and redemption-exchange partnership units (“REUs”) in Brookfield Business L.P. (“Holding LP”) were exchanged on a one-for-one basis for Corporation Class A Shares, and (ii) the special limited partnership units in the Holding LP were exchanged on a one-for-one basis for Corporation Special Shares. Following completion of the Arrangement, BBU and BBUC will be delisted and cease to be reporting issuers, with the Corporation considered the successor to BBU, its predecessor.

In connection with the completion of the Arrangement on March 27, 2026, the Corporation changed its name to Brookfield Business Corporation and BBUC changed its name to Brookfield Business Holdings Corporation.